Stellar Biotechnologies to Present at ImVacS 2012 Summit on August 13 - 16, 2012

PORT HUENEME, CA, (June 25, 2012) -- Stellar Biotechnologies, Inc. ("Stellar") (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) is pleased to report that an abstract prepared by Stellar scientists on KLH immunobiology has been accepted for presentation at the prestigious ImVacS 2012 Summit (The Immunotherapeutics & Vaccine Summit) August 13 - 16, 2012 in Cambridge, MA - www.imvacs.com) in a poster presentation entitled “Keyhole Limpet Hemocyanin (KLH): A Unique, Unlikely Pharmaceutical Product.”

Stellar’s Herbert Chow, Ph.D., John Sundsmo, Ph.D. and Martin Sagermann, Ph.D.  initiated and developed this work, and the Company will post the presentation on www.KLHSite.com after the conference.

About the ImVacS 2012 SUMMIT  (www.imvacs.com)

Each year, ImVacS brings together vaccine professionals from around the world to discuss the crucial issues surrounding vaccine development. Along with presenting a snapshot of where vaccine innovation stands today, the meeting also provides an important venue for networking, information exchange, and establishing collaborations.

About Stellar Biotechnologies, Inc. (www.StellarBiotech.com)

Stellar Biotechnologies, Inc. (TSX-V: KLH) (U.S. OTC: SBOTF) (Frankfort: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Contact:

Frank Oakes, President & CEO

foakes@stellarbiotech.com

Main +1 (805) 488-2800

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